EXHIBIT 3.1

ConAgra Foods

Addition to By-Laws

ARTICLE II

Section 15. Required Vote for Election of Directors. Each director shall be elected by the vote of the majority of the votes cast with respect to that director’s election at any meeting for the election of directors at which a quorum is present; provided, if the number of persons properly nominated to serve as directors exceeds the number of directors to be elected, then each director of the corporation shall be elected by the vote of a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors. For purposes of this By-Law, a majority of votes cast shall mean that the number of shares voted “for” a director’s election exceeds 50% of the number of votes cast with respect to the director’s election; votes cast shall include votes to withhold authority and exclude abstentions with respect to the director’s election.

If a nominee for director is not elected and the nominee is an incumbent director, the director shall promptly tender his or her resignation to the Board of Directors, subject to acceptance by the Board of Directors. The Corporate Governance Committee will make a recommendation to the Board of Directors as to whether to accept or reject the tendered resignation, or whether other action should be taken. The Board of Directors will act on the tendered resignation, taking into account the Corporate Governance Committee’s recommendation, and publicly disclose (by a press release, a filing with the Securities and Exchange Commission or other broadly disseminated means of communication) its decision regarding the tendered resignation and the rationale behind the decision within 90 days from the date of certification of the election results. The Corporate Governance Committee in making its recommendation and the Board of Directors in making its decision may each consider any factors or other information that they consider appropriate and relevant. The director who tenders his or her resignation will not participate in the recommendation of the Corporate Governance Committee or the decision of the Board of Directors with respect to his or her resignation.

If a director’s resignation is accepted by the Board of Directors pursuant to this By-Law, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board of Directors may fill the resulting vacancy pursuant to the provisions of Section 8 of Article III of these By-Laws or may decrease the size of the Board of Directors pursuant to the provisions of Section 2 of Article III of these By-Laws.

Deletion from By-Laws

The following sentence of Article II, Section 8 shall be deleted in its entirety: “At all meetings of stockholders for election of directors a plurality of the votes cast shall be sufficient to elect the directors.” In addition, the words “other elections and questions” in the next sentence of Section 8 shall be replaced with the word “matters”.